Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Calumet Specialty Products Partners, L.P.:

We consent to the incorporation by reference in the registration statement (No. 333-185262) on Form S-4 of Calumet Specialty Products Partners, L.P. of our report dated April 9, 2013, with respect to the balance sheet of the San Antonio Refinery as of December 31, 2012 , and the related statements of comprehensive income (loss), net parent investment, and cash flows for the year then ended, which report appears in the Form 8‑K of Calumet Specialty Products Partners, L.P. dated June 10, 2013, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP
San Antonio, Texas
June 12, 2013